Mail Stop 3561

January 31, 2008

Bob Sasser
Chief Executive Officer
Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree Stores, Inc.**
> **Form 10-K for fiscal year ended February 3, 2007**
> **Filed April 4, 2007**
> **DEF 14A filed on May 17, 2007**
> **File No. 0-25464**

Dear Mr. Sasser:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 9A. Controls and Procedures, page 34

1. We note that you state there were no "significant" changes in your internal
    controls. Your disclosure does not appear to specifically address Item 308(c) of
    Regulation S-K. Please confirm to us, if true, that there were no changes in
    internal controls that occurred during the last fiscal quarter that have materially
    affected or are reasonably likely to materially affect, your internal control over
    financial reporting. In future filings, please disclose any change in internal
    control that occurred during the last fiscal quarter that has materially affected, or
    is reasonably likely to affect, your internal control over financial reporting.

Schedule 14A

Item 11. Executive Compensation, page 13

Compensation Discussion and Analysis, page 14

2. Please disclose fully the role of the executive officers in determining or
    recommending the amount or form of executive compensation and the role of the
    compensation consultants, describing the nature and scope of the consultant's
    assignment and the material elements of the instructions or directions given to the
    consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii)
    of Regulation S-K. Clarify whether your President and Chief Executive Officer
    met with Towers Perrin regarding his compensation or the compensation of other
    named executive officers and identify the members of management with whom
    Towers Perrin works.

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that
    section, the compensation and discussion analysis should be sufficiently precise to
    identify material differences in compensation policies for individual executive
    officers. Mr. Sasser's total compensation is substantially higher than those of the
    other named executive officers. Please explain the reasons for the differences in
    the amounts of compensation awarded to the named executive officers.

Annual Bonus Incentives, page 17

4. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

5. Please revise your discussion to disclose the earnings per share target that triggers the payment of the bonus incentives prospectively and for the fiscal year reported.

Potential Payments upon Termination or Change in Control, page 32

6. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Certain Relationships and Related Transactions, page 35

7. You state that your audit committee is responsible for approval of any related party transactions. Please describe your audit committee's policies and procedures for the review, approval, or ratification of the transactions you describe this section. See Item 404(b) of Regulation S-K.

8. Please file the lease and the supply agreement that you describe in this section as exhibits or tell us why you do not believe this is necessary.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director